UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No.)

CS Disco, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

126327105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126327105	13G

1.	Name of Reporting Persons Georgian Partners Growth Fund (International) IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,771,482 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,771,482 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,771,482 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.5% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Georgian International IV (as defined in Item 2(a) below). Georgian IV Ultimate GP (as defined in Item 2(a) below) is the sole general partner of Georgian IV Direct GP (as defined in Item 2(a) below), which is the sole general partner of Georgian International IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment and dispositive power with respect to these securities. The Directors (as defined in Item 2(a) below) are the directors of Georgian IV Ultimate GP and each may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This calculation is based upon 57,624,792 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2021 (the “Form 10-Q”).

CUSIP No. 126327105	13G

1.	Name of Reporting Persons Georgian Partners Growth Fund IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,070,867 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,070,867 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,867 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Georgian IV (as defined in Item 2(a) below). Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment and dispositive power with respect to these securities. The Directors are the directors of Georgian IV Ultimate GP and each may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This calculation is based upon 57,624,792 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126327105	13G

1.	Name of Reporting Persons Georgian Partners IV GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,842,349 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,842,349 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,842,349 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Georgian IV International and Georgian IV. Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of each of Georgian IV International and Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment and dispositive power with respect to these securities. The Directors are the directors of Georgian IV Ultimate GP and each may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This calculation is based upon 57,624,792 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126327105	13G

1.	Name of Reporting Persons Georgian Partners IV GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 5,842,349 shares of Common Stock (1)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 5,842,349 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,842,349 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

These shares are held by Georgian IV International and Georgian IV. Georgian IV Ultimate GP is the sole general partner of Georgian IV Direct GP, which is the sole general partner of each of Georgian IV International and Georgian IV. Each of Georgian IV Ultimate GP and Georgian IV Direct GP may be deemed to have voting, investment and dispositive power with respect to these securities. The Directors are the directors of Georgian IV Ultimate GP and each may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This calculation is based upon 57,624,792 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126327105	13G

1.	Name of Reporting Persons Georgian Council II ULC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 83,137 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 83,137 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,137 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

54,805 of these shares are held directly by Georgian Council (as defined in Item 2(a) below). 28,332 of these shares are held directly by Georgian Council as bare trustee for the beneficial owners Georgian IV and Georgian International IV. The Directors are the directors of Georgian Council and each may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This calculation is based upon 57,624,792 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in the Form 10-Q.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons (as defined in 2(a) below), in respect of shares of Common Stock, par value $0.005 per share (“Common Stock”), of CS Disco, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:

CS Disco, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3700 N. Capital of Texas Hwy.

Suite 150

Austin, TX 78746

Item 2

(a)	Name of Person(s) Filing:

This Schedule 13G is filed by each of Georgian Partners Growth Fund (International) IV, LP (“Georgian International IV”), Georgian Partners Growth Fund IV, LP (“Georgian IV”), Georgian Partners IV GP, LP (“Georgian IV Direct GP”), Georgian Partners IV GP Inc. (“Georgian IV Ultimate GP”), and Georgian Council II ULC (“Georgian Council”, and together with Georgian International IV, Georgian IV, Georgian IV Direct GP and Georgian IV Ultimate GP, the “Reporting Persons”).

Justin LaFayette, Simon Chong and John Berton are the directors of Georgian IV Ultimate GP and Georgian Council (the “Directors”). Tyson Baber is a member of the Issuer’s board of directors and does not share voting, investment and dispositive power with respect to these securities.

(b)	Address of Principal Business Office:

c/o Georgian

2 St. Clair Avenue West

Suite 1400

Toronto, A6, M4V 1L5 Canada

(c)	Citizenship:

Entities:	Georgian International IV	-	Ontario Limited Partnership

	Georgian IV	-	Ontario Limited Partnership

	Georgian IV Direct GP	-	Ontario Limited Partnership

	Georgian IV Ultimate GP	-	Ontario Corporation

	Georgian Council	-	Ontario Corporation

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

126327105

Item 3

Not applicable.

Item 4	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

The Directors are the directors of Georgian IV Ultimate GP and Georgian Council and each may be deemed to share voting, investment and dispositive power with respect to these securities.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2022

Georgian Partners Growth Fund (International) IV, LP

By:	Georgian Partners IV GP, LP
Its:	General Partner
By:	Georgian Partners IV GP Inc.
Its:	General Partner

By:	/s/ John Berton
John Berton, Managing Director

Georgian Partners Growth Fund IV, LP

By:	Georgian Partners IV GP, LP
Its:	General Partner
By:	Georgian Partners IV GP Inc.
Its:	General Partner

By:	/s/ John Berton
John Berton, Managing Director

Georgian Partners IV GP, LP

By:	Georgian Partners IV GP Inc.
Its:	General Partner

By:	/s/ John Berton
John Berton, Managing Director

Georgian Partners IV GP Inc.

By:	/s/ John Berton
John Berton, Managing Director

Georgian Council II ULC

By:	/s/ John Berton
John Berton, Managing Director